Mail Stop 3561

November 7, 2005

James Davidson
Chief Financial Officer
United Auto Group, Inc.
One Harmon Plaza, 9th Floor
Secaucus, NJ 07094

> **RE:** **United Auto Group, Inc.**
> **File No. 1-12297**
> **Form 10-K for the year ended December 31, 2004**

Dear Mr. Davidson:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 26, 2005. Our review resulted in the following accounting comments.

Form 10-K for the Year Ended December 31, 2004

1. We note you do not believe retroactive restatement is required or necessary. The reclassification adjustments provided in your response relate only to 2004 and it is not clear to us if you have considered the qualitative and quantitative impact of the reclassifications for all periods presented in your Form 10-K for the year ended December 31, 2004. If you continue to believe an amendment and restatement of the financial statements is not necessary to comply with FAS 95, explain to us what consideration you gave to showing a restatement of the financial statements with the early adoption of FAS 154.

2. You state cash flows have been presented on a net change basis due to the fact that the balance as are payable within specified periods of time. Tell us what is meant by specified periods of time, that is, 90 days, 180 days or 365 days. It is not clear that all of your floor plan financing qualifies for net reporting under FAS 95. Please advise and revise your financial statements as necessary.

3. Please expand your footnote disclosure on floor plan notes payable to state the original maturity of the notes and identify those arrangements where payment is due on demand. Further, where you do not have the discretion to receive the cash

directly from the lender, please disclose that fact. Reference is made to Rule 5-02.19 of Regulation S-X.

4.   Your proposed disclosure regarding the cash flow reclassifications should be revised to clearly state that the financial statements are being restated and reclassifications are being made to comply with the guidance under FAS 95, "Statement of Cash Flows," which states that payments to suppliers should be classified as an operating activity.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran
Branch Chief Accountant